We Store America’s Goods

March 13, 2008

VIA EDGAR and FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Attention: Karen J. Garnett, Assistant Director

Re:	Strategic Storage Trust, Inc.
Registration Statement on Form S-11, as amended
File No. 333-146959

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, Strategic Storage Trust, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-captioned Registration Statement in order that the Registration Statement shall become effective at 9:00 A.M. (EDT) on March 17, 2008 or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

111 Corporate Drive | Suite 120 | Ladera Ranch | CA | 92694 5956 Sherry Lane | #1000 | Dallas | TX | 75225 TF:877.772.SSTI | Fax: 949.429.6606 www.strategicstoragetrust.com

Karen J. Garnett, Assistant Director

March 13, 2008

Please contact Howard S. Hirsch of Powell Goldstein LLP, counsel to the Company, at (404) 572-6736 with any questions about this acceleration request. Please notify us when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed.

Very truly yours, Strategic Storage Trust, Inc.

By:	/s/ Paula Mathews
Paula Mathews Executive Vice President and Secretary

cc:	Duc Dang, Staff Attorney
H. Michael Schwartz